ARKEMA

November, 27TH, 2008

RECEIVED

2008 DEC -2 A 4:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08006047

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
DEC 0 3 2008
THOMSON REUTERS

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press Releases :
  1. Arkema improves further the competitiveness of its Vinyls Products segment
  2. Proposed evolution of the organization of goods and services procurement for Arkema France
  3. Alphacan announces a plan for the industrial reorganization of the French activities of its Profiles business

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, November 26th 2008

Arkema improves further the competitiveness of its Vinyl Products segment

Arkema France presented today at an Extraordinary Central Works Council a project for the reorganization of two industrial sites within the Vinyl Products segment. This plan includes:

- **the closure of aluminium chloride production on the Jarrie site (France) and vinyl chloride / vinyl acetate copolymer production on the Saint-Auban site (France), two structurally loss-making businesses which impact the segment's results;**
- **the adaptation of organizations of these sites to the new industrial scope, and the reduction of production costs in excess which affect their results.**

As part of this reorganization, some support functions of Arkema's Saint-Auban site would join a platform gathering several industrial players involved in new businesses, in particular the production of photovoltaic silicon. This industrial platform would enable these various players to benefit from many synergies, in particular by pooling industrial services and supply of utilities.

In 2005, a major restructuring plan was implemented in Arkema's Vinyl Products segment to restore its profitability in order to make it competitive over the long term and resilient to changing economic conditions. This plan included in particular various capital expenditures that were necessary for Arkema to remain a European leader in this sector. These € 117 million investments have been carried through, and commitments in terms of regional economic recovery have been fulfilled.

Despite these efforts, certain activities are still making losses, and jeopardize the long-term competitiveness of the Vinyl Products segment. The significant changes that have taken place in the economic environment and in some markets have made a new reorganization of the businesses necessary with the shutdown of the aluminium chloride production on the Jarrie site and vinyl chloride / vinyl acetate copolymer production on the Saint-Auban site.

ARKEMA
420, rue d'Etienne d'Orves –
F-92705 COLOMBES Cedex
Standard : +33 (0)1 49 00 80 80 - Fax : +33 (0)1 49 00 83 96
Société anonyme au capital de 604 549 730 euros
445 074 685 RCS Nanterre

Jarrie industrial site (Isère, France)

Bearing in mind the problems that the aluminium chloride business faces (aluminium chloride is used primarily as a catalyst in pharmaceutical and chemical synthesis), the reorganization of the Jarrie facility would result in:

- the closure of the aluminium chloride activity on June 30, 2009. The site would benefit from enhanced value of the chlorine that would become available (sale of liquid chlorine or production of dichloroethane);
- reorganization of hydrogen peroxide and chlorine - caustic soda production plants to optimize the competitiveness of the Jarrie site by reducing its fixed costs;
- targeted investments to improve reliability (some € 7 million).

The plan to reorganize the Jarrie site should result in **the loss of 73 positions.** Arkema will use every means available to promote mobility, redeployment or professional retraining for all employees concerned by the plan. **A solution has already been identified for over 70% of the personnel potentially concerned.** In this regard, early retirement packages for the Jarrie site, entirely financed by the company, will be negotiated with the representative trade unions, in accordance with the principles agreed as part of the December 5, 2006 framework agreement.

These measures would be implemented on completion of the information and consultation process involving the personnel representative bodies.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Contacts:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Gilles Galinier	Tel. : +33 1 49 00 70 07	E-mail : gilles.galinier@arkema.com

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, November 26th 2008

Proposed evolution of the organization of goods and services procurement for Arkema France

Arkema France today presented to the Central Works Council a project for the future organization of its goods and services procurement, aimed at centralizing within the Lyon region all purchasing functions for its various industrial sites.

The purchasing of goods and services for Arkema France is currently the responsibility of the purchasing department of individual industrial sites, except for the Saint-Fons, Pierre-Bénite and Balan facilities whose teams have been pooled within a Rhône procurement center set up in January 2007. The experience of this structure has served to draw up the new organization.

This proposed evolution is intended to improve the performance of the organization by pooling competences, harmonizing procedures, and boosting the professionalism of the teams concerned. In particular it aims to optimize relations with suppliers and take full advantage of the volume effect. This new organization will result in annual savings of € 35 M in the purchasing of goods and services in France, which will be gradually achieved over the next three years.

The roll-out of the new organization would take place gradually between April 2009 and November 2010.

This project would entail the loss of 41 positions across the various Arkema France facilities, and the creation of 24 positions in the Lyon region.

Arkema is committed to taking every possible step to find solutions for everyone concerned, in particular through internal or external redeployment and the negotiation of early retirement packages.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, November 26th 2008

Alphacan announces a plan for the industrial reorganization of the French activities of its Profiles business

At a Central Works Council meeting of Alphacan, an Arkema group subsidiary, the management has informed the trade unions of a project to reorganize the French activities of its Profiles business, which would result, in particular, in the closure of the Hasparren site (France). This project will be discussed at an Extraordinary Central Works Council meeting on December 11.

The industrial facilities in France of Alphacan's Profiles business currently include four production sites, namely Chantonnay (Vendée), Sablé-sur-Sarthe (Sarthe), Gaillac (Tarn), and Hasparren (Pyrénées-Atlantiques). Its PVC profile manufacture consists of a large number of product ranges for windows, fences, panel shutters and roller shutters, siding, roofing components, and siding for mobile homes.

The project presented to the personnel representative bodies provides for the closure of loss-making product lines, and the redeployment of the other ranges on other sites of the business that are geographically closer to the markets or better suited to high-volume production. This reorganization would result in the shutdown of the Hasparren site, which mainly produces the ranges in question. It would also involve a € 1 M investment plan.

The project, which is subject to the preliminary legal information and consultation process involving the personnel representative bodies, would result in the loss of 37 positions following the closure of the Hasparren site, and the creation of 12 positions across the other three French sites of Alphacan's Profiles business.

One of the leaders in the PVC converting market, Alphacan, an Arkema Group subsidiary, employs 1,150 people at its 11 production sites in a number of European countries, France, Germany, Spain, Italy and the Netherlands. Every manufactured product from Alphacan's two sectors of activity, PVC profiles and pipes, bears testimony to the Company's know-how and industrial expertise.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71.34	E-mail : jacques.badaroux@arkema.com

END